

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Mr. Weile He
Interim Principal Financial and Accounting Officer
China Advanced Construction Materials Group, Inc.
No. 34 Industrial Park Southern District
Jiugong Town, Daxing District, Beijing
People's Republic of China 100076

> **RE: China Advanced Construction Materials Group, Inc.**
> **Form 10-K for the Year Ended June 30, 2012**
> **Filed September 26, 2012**
> **File No. 1-34515**

Dear Mr. He:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief